Mail Stop 3561

November 30, 2009

Ronald L. Blake
President and Chief Executive Officer
Rewards Network Inc.
Two North Riverside Plaza, Suite 950
Chicago, Illinois 60606

>   **Re: Rewards Network Inc.**
>   **Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008**
>   **Filed March 12, 2009 and April 29, 2009, respectively**
>   **File No. 001-13806**

Dear Mr. Blake:

We have reviewed your response letter dated October 23, 2009 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies and Estimates, page 25

1. We reviewed your response to comment two in our letter dated September 28, 2009 and the proposed revisions to your disclosure regarding goodwill impairment. Please include an assertion that your reporting unit is not at risk of failing step one of the impairment test or disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test.

Consolidated Statements of Operations, page 45

2. We reviewed your response to comment four in our letter dated September 28, 2009. We note that you are unable to cite actual or analogous GAAP literature or industry practice that supports your income statement presentation. We believe that the customary and predominate practice is to present revenues and costs and expenses separately on the face of the statement of operations. Also, we do not believe that there is support in existing practice to treat what would be direct reductions of revenues, such as dining credits cost of sales (using the reasoning in EITF 01-9), in a manner similar to discounts and allowances, which *may* be separately displayed as revenue deductions. Unless you are able to provide any actual or analogous GAAP literature or accepted or analogous practice that supports your presentation, please revise to report revenue and costs and expenses applicable to revenue in accordance with paragraphs 1 and 2 of Rule 5-03(b) of Regulation S-X. In addition, please supplement your response to comment seven in our letter dated September 28, 2009 as follows:

    o   Tell us whether fees for marketing, customer feedback through member comments and ratings, member feedback and dining rewards programs under the marketing credits program are the same or similar to those under the marketing services program;

    o   Provide a description of the significant terms of existing contracts for the marketing credits program, including terms, if any, that provide for changes to the contractual percentage of member transaction amounts payable during the term of the contracts or that fix the aggregate maximum fees related to dining credits payable under the contracts;

    o   Tell us whether you revise the ratio used to allocate dining credits to cost of sales during the term of the contracts if actual experience differs from that expected at the inception of the contracts for items other than provision related changes;

    o   Tell us your basis in GAAP, citing relevant literature, for recognizing the cost of dining credits according to the funding ratio used when the dining credits were acquired rather than recognizing the cost in some other systematic manner over the term of the contracts (recovery, straight-line, etc.);

    o   Discuss whether you considered applying the guidance in EITF 88-18 in reverse; and

    o   Provide a detailed analysis of the applicability and guidance in EITF 01-9. In particular, address the consensus that cash consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement.

Notes to Consolidated Financial Statements, page 48

Note 2 – Significant Accounting Policies, page 48
Dining Credits, page 49

3. We reviewed your response to comment five in our letter dated September 28, 2009 and the proposed revision to your disclosure. Please note that paragraph 22 of SFAS 154 requires disclosure of the effect of changes in accounting estimates on earnings per-share amounts of the current period. Please provide the required disclosure in future filings.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008

4. We reviewed your response to comment 14 in our letter dated September 28, 2009. Please note that pursuant to Exchange Act Rule 12b-15 an amendment to any report required to include the certifications specified in Exchange Act Rules 13a-14(a) or 15d-14(a) must include new certifications. Please file an amendment that includes the required certifications. It appears that your amendment does not contain financial statements and contain or amend disclosure pursuant to Items 307 or 308 of Regulation S-K, so you may omit paragraphs 3, 4 and 5 of the required certifications. Refer to Exchange Act Rule 12b-15 and Compliance and Disclosure Interpretations, Exchange Act Rules, Question 161.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

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You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or in her absence, William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director